FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

On December 23, 2008, Teva Pharmaceutical Industries Limited (“Teva” or “we”) completed the acquisition of Barr Pharmaceuticals, Inc. (“Barr”), a U.S.-based multinational generic pharmaceutical company with operations mainly in the United States and Europe, for approximately $4.6 billion in cash and 69 million American Depositary Shares (“ADSs”). For accounting purposes, the transaction was valued at approximately $7.5 billion, based on the average value of our ADSs during the five trading day period commencing two trading days before the date of the merger agreement. In addition, Barr’s net debt as of the acquisition date was approximately $1.5 billion.

The unaudited combined condensed pro forma statements of income combine the historical audited consolidated statements of income of Teva and the historical unaudited consolidated statements of income of Barr giving effect to the merger as if it had occurred on January 1, 2008. A balance sheet as of December 31, 2008 combining the balance sheets of Teva and Barr is included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008.

The allocation of the purchase price to the net assets acquired and liabilities assumed in this acquisition is preliminary, as the business combination was consummated on December 23, 2008, and accordingly has not been finalized. The final allocation could differ from this preliminary allocation, which could result in a change in amortization of acquired intangible assets reflected in the pro forma financial data presented below.

The unaudited pro forma combined condensed statements of income are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the date indicated or that may be achieved in the future. The unaudited pro forma combined condensed statements of income should be read in conjunction with the respective historical financial statements and the notes thereto of Teva and Barr and other financial information pertaining to Teva and Barr, including Teva’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2008 and Barr’s financial statements included in Teva’s Report on Form 6-K filed on December 5, 2008.

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Statements of Income

For the Year Ended December 31, 2008

(U.S. dollars in millions, except per share data)

	Teva	Barr	Adjustments	Note	Pro Forma
Net sales	$11,085	$2,743	$(137)	(1)	$13,691
Cost of sales	5,117	1,337	45	(1),(2),(3),(4)	6,499

Gross profit	5,968	1,406	(182)		7,192
Research and development expenses	786	299	—		1,085
Selling, general and administrative expenses	2,511	1,002	(131)	(1),(5),(6)	3,382
Acquisition of research and development in process	1,402	—	(988)	(7)	414
Litigation settlement, impairment and restructuring expenses—net	124	—	—		124

Operating income	1,145	105	937		2,187
Financial expenses—net	318	131	254	(8)	703

Income (loss) before income taxes	827	(26)	683		1,484
Provision for income taxes	185	12	(68)	(9)	129

	642	(38)	751		1,355
Share in losses of associated companies—net	1	—	—		1
Minority interests in profits (losses) of subsidiaries—net	6	(2)	—		4
Net loss from discontinued operations	—	3	—		3

Net income (loss)	$635	$(39)	$751	(10)	$1,347

Earnings per share:
Basic	$0.81			(11)	$1.59

Diluted	$0.78			(11)	$1.51

Weighted average number of shares (in millions):
Basic	780			(11)	849

Diluted	820			(11)	906

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

The unaudited pro forma combined condensed statements of income give effect to the merger between Barr and Teva as if it had occurred on January 1, 2008. The unaudited pro forma combined condensed statements of income do not include any non-recurring charges that are directly attributable to the merger. The pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma statements of income:

(1) Elimination of material inter-company sales and royalties as well as sales of divested products and related expenses included under cost of sales and selling, general and administrative expenses.

(2) Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of Barr. Intangible assets are amortized over their preliminary estimated useful lives ranging between 5 and 15 years. Amortization of intangible assets for the first year is estimated to be $300 million.

(3) Add back of Barr’s historical intangible assets amortization.

(4) Inventory step-up in the amount of $270 million is not reflected in the unaudited pro forma combined condensed statements of income, because it is directly attributable to the merger and will not have a continuing impact. However, the amortization of the inventory step-up is expected to impact cost of sales during 2009 following consummation of the transaction.

(5) Add back of transaction costs incurred by Barr, comprised of certain bank and professional fees, as well as payments due to certain officers of Barr upon the change in control.

(6) Add back of proceeds from the divestiture of certain products.

(7) Elimination of in process research and development reported by Teva related to the Barr acquisition, because this expense is directly attributable to the merger and will not have a continuing impact.

(8) Estimated additional interest expense due to: (i) variable interest debt incurred in connection with the merger, and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the merger.

(9) Tax effect of the pro forma adjustments, using the applicable estimated tax rates.

(10) Barr expenses include additional compensation costs resulting from acceleration of the vesting of stock-based compensation due to the change in control of approximately $70 million.

(11) The unaudited pro forma condensed combined financial information gives effect to the issuance of approximately 69 million Teva shares, based upon an exchange ratio of 0.6272 Teva shares for each outstanding share of Barr common stock.

The calculation of the weighted average number of shares for pro forma earnings per share gives effect to the issuance of approximately 69 million Teva shares in the transaction assuming these were issued on January 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

	By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer

Date: March 9, 2009